INVEST IN **LAMINAR SCIENTIFIC**

# Change Comes in Waves. Breakthrough Wave-Energy Tech for Coastal Communities.



laminarscientific.com   Iowa City IA

Hardware | Technology | Sustainability | Social Impact | Clean Tech

LEAD INVESTOR

**Sunilkumar Gopakumar** Director, Hardware Engineering at Micron

I was an acquaintance of Narayan Iyer from our previous workplace, where he had exhibited disruptive innovation and leadership that consistently led his teams to success. Several meetings with Narayan have given me incredible confidence in Laminar's technology and business plan. The technology and methods produced by this team serve to de-risk the environment and tap into an excellent energy resource. Laminar has many ideas but has a clear plan for TRL analysis and introduction to the market and licensing some ideas to those ready to implement. Laminar's Go-to-market strategy is well thought of and achievable, with key players, onboarded uncertainties identified, and clear and achievable plans to tackle uncertainties. Narayan is a vibrant CEO, always learning, very approachable, and able to form worldwide relationships.

Invested $5,000 this round

## Highlights

1. Fresh perspectives (Aero Engineers) + industry experts, to allow for relevant innovations ✈️
2. $200K previously raised (F&F round; 75% left). 💰
3. Co-founder previously Founded and Sold an Energy Company (Exit) ✍️
4. Execs agree to $0 salary pre-revenue for 5 years. You're funding R&D and nothing else! 🚫💸
5. US DOE Award of $150K received for simulation effort (TEAMER). More expected in 2022 🔬🔬
6. Low costs in the American Midwest🌽 U of Iowa has world class hydrodynamics labs 🌊
7. Tackling multi-directional seas with World leading magnetic motion rectifier designs ⚙️🧲
8. Accepted into Newchip Accelerator 🚀🚀

# Our Team

# Our Team



### Narayan Iyer Founder and CEO

Former Aerospace Systems Engineer at Rockwell Collins for 5 years. Worked as a Product Owner, Systems Lead, Test Lead on NASA X59 / Airbus projects. B.S. from Purdue University for Aeronautical and Astronautical Engineering and Private Pilot.

With fresh perspectives (Aero Engineers) combined with Industry veterans, Laminar Scientific is poised to innovate with relevance in the field. With many island communities suffering high energy costs due to unique infrastructure complexities, a nearshore microgrid solution is our Go-To-Market wave energy product.



### Brady Kakert Prototype and Test Engineer

ME at the University of Iowa (Tailored Focus in Robotics/Automation and Energy/Environment) Mech Team Lead - Hyperloop at Iowa President - American Wind Energy Association (UI Chapter). Former Undergraduate Research Assistant - University of Iowa



### Ranganathan TA CFO and Regional Director - Asia

Former CEO/Founder of an Energy Company - Now Sold (exit). Owned a trading brokerage company, Salt and Commodities. Former Chartered Accountant



### Jian Tan PhD Intern

PhD Candidate at Delft University of Technology



### Aleksandra Dervisevic European Representative and Systems Advisor

Aleksandra is based in France, and she holds a Masters in Aeronautical and Astronautical Engineering from Purdue University. Formerly a Power & Control Systems Engineer at Collins Aerospace.



### Pulkit Parolia Engineering and Strategic Advisor

Engineering Program Manager at Apple, Commercial Pilot, Purdue SGT Outstanding Senior, Summa Cum Laude (Highest Distinction)



### Mina Iyer Marketing Advisor

Sales Executive at Lutron

# Pitch Deck





Go to Market Product Sketch. **Patents Pending**.

## Laminar Scientific Inc.

A Revolutionary Wave Energy Company

**Products:**

- Technology Licenses and consultation to Developers
- Setup Nearshore Power Plants
- Wave Energy Device Sales to Operators ★

## THE MARKET

- Total global energy resource: 2 Terrawatts, equivalent to the entire human electricity consumption
- "The global wave energy market is expected to grow from USD 4.00 billion in 2019 to USD 21.65 billion by 2027, at a CAGR of 23.5% during the forecast period 2020-2027" (FiorMarkets)



< 5 kW/m
5 - 10 kW/m
10 - 15 kW/m
15 - 20 kW/m
20 - 30 kW/m
30 - 40 kW/m
40 - 60 kW/m
> 60 kW/m

## The Wave Energy Challenge

**Barrier to Entry:** Why is wave not as common as wind and solar?

- **Waves are regionally Multidirectional and Chaotic**
- **Biofouling of Underwater systems**
- **Expensive sea maintenance**



**Why Laminar Scientific breaks the Barriers:**

- Top American Aerospace Engineers bring a fresh perspective into the field
- Six Worldwide Pending Patents
- **World leading** motion-rectifiers attain efficiencies never before seen for such a device
  - **Tackles Multi-directionality**
- Our magnetic motion transfer solutions **avoid physical contact** between moving parts
  - **Reduced Maintenance**
- None of our complex systems are below sea level.
  - **Reduced Biofouling, corrosion and Maintenance**

## Traction and Feedback

US DOE supported program awarded us **$150,000** for simulation studies. We are confident we will attain **several more** of these this year


Traction
1. Drafting MOU with Asian Developer (Patent License, Pilot Powerplant)
2. Discussions underway with Floridian and African Developers
3. Collaboration LOI with a disruptive Solar Energy Startup for future Hybrid Systems
Initial Feedback: Competition within the industry
"We (the industry) are using wasteful workarounds, while we could be using your rectifier." "A viable mechanical rectification system has not been present till now I believe"
PhD Student specializing in Offshore Energy
"Put that thing in the water (wave tank) this instant"
EMEC (European Marine Energy Centre) Engineer
"The ADMC (rectifier) is great idea and would be very useful"
DOE Supported Technical Reviewer
5


Business Model
Laminar Operations
Revenue
R&D
Ideation
Market / Logistical Analysis
Simulation
Prototyping
Idea Repository
Patent Acquisition
Blueprints for design, process and optimization
Marketing the inventions
Licensing to Developers
Partnerships with Developers
Consultation Services
Production
Nearshore Solution
Future Utility-Vision
Design
Build Scale Prototype
Test
Finalize
Marketing
At-Scale Production
Sell to Powerplant Developers
Build Power Plant

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~**R&D**~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

*Warning: Technical Slide*


Laminar R&D Department (See Appendix B for Details)
Group 1 Technologies: Motion Rectifiers
Video Demonstration:
Laminar Magnetic Motion...
Recent innovation: Purely magnetic embodiment!
Group 2 Technologies: Wave Interfaces
Heave Optimized Buoy
Surge Capture Flaps
(Nearshore Solution)
SurgeMax Buoy
Rectifying Multidirectional Wave Moti...
Video: Group 1 & 2 Working Together
Group 3 Technologies: Hybrid Energy Platforms (Future)
Wave + Wind + Solar
Wave + Tidal
Group 4: Improvement Inventions for the Industry at Large
Worldwide Patent Pending Inventions, shortly available for licensing:
"Suction Cup" Point Absorber (DOE Grant App Pending)
Streamlined and directional point absorbers
Biconcave Buoy
Magnetic Motion Transfer Systems
6


Rectifying Multidirectional Wave Motion by Laminar Scienti...
Watch later
Share
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~


Watch on YouTube

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~**Go-To-Market**~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~


Go-to-Market Product
(Production Dept)
Starting Small: Nearshore Wave and Solar Solution
Market: Capital restricted, coastal communities, special use (military, port)


Laminar Near-Shore Hybrid Energy Solution
Estimated 80-100KW system (2200 kwh/day = 76 US homes)
Day and Night Production
3 Patent Pending Technologies
Technology Readiness Level Fast approaching 8
Maintenance Hatch
Solar Energy
Heave Optimized Buoy
Rope Adapters
Surge Optimized Flaps
Rope
Dead Weight


Brake for Maintenance Mode
Splash Region (not waterproof)
Waterproof Region
World Leading Motion Rectifier
30KW Generator
Modular Spring Line
Proprietary waterproofing
Computer Controlled
Line Replaceable Unit (LRU) design for increased modularity
World Leading Motion Rectifier
(PCT Claims Approved)
See slide 4 onward
Numerical Analysis tools built to optimize and calibrate to any Shore use-case.
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~



Replaceable
for NDA)
10

## Go-to-Market Manufacturing and Testing Roadmap:



Projects / Laminar Scientific / Laminar Production
Roadmap
[redacted] MoU and NDA
Manufacturer Identified
Narayan travels to [redacted], present comprehensive plan
Elec/Ntwk contractor
TIME
Manufacturing design Contractor Hired
Unit Tests will occur
Marine Certification Firm
Safety Consultant to be hired
Site Specific Exploration Contractors
Transport, Shipping and Logistics
LS-163 G2M: Initial and Manufacturing Design
LS-165 G2M: Electrical and Network Design
LS-192 G2M: Test Procedure Development
LS-186 G2M: Miniature Prototype and Tank Test
LS-187 G2M: Manufacturing Review and Quote2
LS-189 G2M: Building of the full scale Prototype
LS-190 G2M: Installation
LS-191 G2M: Testing
LS-193 G2M: Redesign and Corrections
LS-194 Offshore System Planning
+ Create Epic

Forward looking projections cannot be guaranteed

## Cost/Energy Forecast for Go-to-market product

| Technology | Power (24/7 Avg) | Upfront Cost (At-Scale Production) | Operation Costs (10y) | Maintenance Costs (10yr) |
|---|---|---|---|---|
| MegaBuoy | 96 KW (constant!) | $40,000 | $15,000/unit<br>Installation $15,000/unit<br>(At scale - 10 units) | $10,000 |
| Wave Power (Rectifier +Gen+PTO) | | $90,000 | | $50,000 |
| Solar | 6 KW | $14,000 | | $2,000 |
| Totals | 102KW | Total Cost = $236,000 | | |

Non-utility Nearshore Product



Optional Solar (Supplemental)
85kW-110kW Buoy

You **save** 445$m^2$ of solar land! Equates to $62000 in land cost (G2market location)
Avoid deforestation = carbon tax savings. Savings in Complex Storage Technology.

102KW Returns about **$89,352** per year

Upfront cost based on non-scale manufacturing. Expect NREs in Magnetic Rectifier cost, and potentially reduced maintenance.

12

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~**Business**~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~



Business Fundamentals
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

## Business Advantages



### Diverse Technology Portfolio

- Seven pending worldwide patents out of 17 initial ideas
- Patent = 20 year ownership.
  - Laminar is to focus on one idea first, and keep others on "back burner"

### Low Cost Access

- Company currently based in the Midwest
- Access to world renowned DOE approved wave tanks and Ocean simulating environments at University of Iowa
  - At miniature scale, this is better than the actual Ocean.
- Makerspace lab, laser cutter, metal works, wood works, 3D printing all for $400/mo.
- Current Burn-rate is approximately $4,100/mo (including legal counsel!), est mid 2022 is $9K/mo for MVP etc.

## Revenue Forecast with Go-to-Market Product

### 10 Go-to-market devices (1 small powerplant)

- $2.36M cost over 10 years (Capital + O&M)
- 1.02MW/yr = $1.07M Revenue per year
- Logistical, permits and other costs = $6K per year

### 5 Small Powerplants Planned

- **10 Year Profit = $41.5M**

### Other Revenue

- Tech Licensing of Laminar R&D technologies
- Base deal: $60,000 upfront with 6% royalty (+ equity partnerships may also occur, not counted)
  - In conversations with two developers, expected to find at least 6 worldwide in the next 5-7 years
  - Equates to **$360,000** upfront, **$6M** royalties
- Total licensing profit forecast in the next 5-7 years = **$6.36M**

Forward looking projections cannot be guaranteed.

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

## Current Funding Round

## Current Valuation
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~

Est Valuation cap of other similar firms that are raising funds:

| $20M | $60M |
|---|---|
| Oscilla Power | Marine Power Systems |

See our competitive advantages (Appendix C)



**Our raise:**

Current Ask: **$250K**

**Laminar Scientific Valuation Cap: $6M**
- Nearshore Go-to-Market product: $4M
- Other patents: $2M
- After risk and uncertainty adjustments

Active capital Effective valuation:
Contact: founder@laminarscientific.com

## Estimated Use of Investments

Wefunder Est Total: $250K



Wefunder Fee **, 6.5%
Website, Marketing, 5%
Grant Consultants, 6%
Testing, 16%
Intellectual Property, 20%
Engineering Team, 20%
Go-to-Market Design and Manufacturing **, 26.50%

** Opportunities for Cost Reduction:
- $150K Developer contribution to Go2Market Pilot Testing (Drafting MoU, Slide 5)
- For Individual Wefunder Investors > $25K, there are no fees for Laminar

## Investor ROI Estimation

5-7 year outlook, all values in $Millions

| Category | Consideration Item | Modest Achievements | Target Achievements |
|---|---|---|---|
| Revenue Sources | Basic Licenses | 5 | 10 |
| | Small G2M Powerplants | 5 | 10 |
| | Advanced Licenses (Hybrid Energy) | 1 | 3 |
| Cash Flow | Revenue | 24.0 | 50.2 |
| | Costs | 16.2 | 27.3 |
| | Taxes | 1.65 | 4.80 |
| | Grant cost offsets | 10% | 30% |
| | Free Cash Flow | 7.8 | 26.2 |
| ROI Estimation in 5-7 years | Valuation (Nominal P/FCF ratio of 4) | 31.3 | 105.0 |
| | **Early Investor ROI** (multiplication factor) | **7.0** | **23.3** |
| | **Investor ROI** (multiplication factor) | **4.5** | **15.0** |

Forward looking projections cannot be guaranteed

## Contact Us

**Name:** Narayan Iyer

**Cell:** +1 3129092629

**Email:** founder@laminarscientific.com

**LinkedIn:** https://www.linkedin.com/in/entrepreNarNar/



**Important Legal Disclaimers**

~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~


Appendices


Appendix A: Why Wave
https://www.nrc.gov/docs/ML0720/ML072040340.pdf
Mapping and Assessment of the United States Ocean Wave Energy Resource (energy.gov)
Department of Energy Announces $27 Million To Accelerate Ocean Wave Energy Technology to Market. Energy.gov
We will be applying to test at PacWave
Chapter 8 - Marine power technology—wave energy by Abdus Samad, R.Suchithra
"Wave energy is enormous, reliable, and has higher energy density compared to wind power and solar power, and thus offers a good correlation between resource and demand."


APPENDIX B:
R&D Projects
(R&D Department)
All items are patent pending:
Patent searches completed with confidence
~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~~



Dozens, sometimes hundreds, of alternative embodiments covered in our patent applications

## Appendix B: Motion Rectifiers

Special Gearboxes that convert multidirectional motion to **unidirectional motion**, more suitable for standard generators (more scalable)

Newest embodiment: purely magnetic, no physical contact, no friction, less maintenance!







## Appendix B: Motion Rectifiers (continued)

We completed one major with a partially magnetic rectifier:

- Efficiency of **75.6%** in rectifying and smoothening motion
- Most competitors feed alternating, bidirectional motion to a generator (est **37%** efficient)

Fully integrated point absorber system built and tested

Click **Video** to Play.
Notice successful unidirectional gear rotation (rectification)



## Appendix B: Group 2 Technologies: Wave Interfaces

Means by which we interface with the ocean waves.


Heave Optimized Buoy
Surge Capture Flaps

(Nearshore Solution)



SurgeMax Buoy

NDA Needed

**Condition Adapting Buoys**
(offshore solution, utility scale vision)

## Appendix B: Group 3 Technologies: Hybrid Energy Platforms (Future)

- Nature does not supply per human demand and waves often vary seasonally, therefore hybrid energy systems levelized energy output by facilitating backup energy systems
- This group of technologies combines innovations from Group 1 and 2 into a hybrid, multi-energy-capture system.



**Floating hybrid structure** (future utility scale vision)

**Wave + Wind + Solar**





**Wave + Tidal**
**(utility scale vision)**

## Appendix B: Group 4: Improvement Inventions for the Industry at Large



Worldwide Patent Pending Inventions, shortly **available for licensing:**

- Point absorber with suction cup effect (DOE Grant Application filed)
- Streamlined and directional point absorbers
- Biconcave Buoy
- Magnetic Motion Transfer Systems

## Appendix C: Comprehensive Competition Analysis

1. Most wave companies abandoned motion rectification as a "pipe dream", **But we've revolutionized the mechanism.**
2. One prior mechanical system: This Mechanism only turns Clockwise, no matter what. (Jump to 4:17)
3. Without Motion Rectifiers, most companies **have too many steps** in wave energy capture, leading to **loss of efficiency**

OTHER WAVE COMPANIES compensate for the lack of rectified motion using many electrical steps:



Wave Interface
Electric Generator
AC/DC Converter
Electrical Smoothening (capacitors)
Storage
DC/AC Converter
Usable DC Current
Their wave interface attains varying frequency alternating motion
The Current Produced is a varying frequency, complex, unusable alternating current
Converts the sporadic alternating current to direct current
Smoothens the sporadic current
Main parts of the generator face static friction as the input motion changes direction very often. Energy losses result!
Sporadic input. Sporadic but direct output:
Yes, Too much going on that doesn't have to happen! The more steps you add, the more energy you lose! This is because every steps has inefficiencies.
Transformer
Transportable AC Current

(Next slide: what Laminar does)

## Appendix C (continued)

**SHORT AND SIMPLE.**

**What Laminar Scientific does:**

Wave Interface | Highly Efficient Motion Rectifier(ADMC) | Electric Generator | Storage | DC/AC Converter


Alternating to direct motion converter is designed with a flywheel effect (Smoothening)
Ratification + Smoothening of motion
The generator is much more efficient without input constantly changing direction and intensity!
Usable DC Current
Transformer
Transportable AC Current